16 March 2006

ISSUED ON BEHALF OF REED ELSEVIER PLC AND REED ELSEVIER NV

Transactions in own shares

Reed Elsevier PLC announces that on 16 March 2006 it purchased 765,000 Reed Elsevier PLC ordinary shares at a price of 538.8531 pence per share. The purchased shares will be held as treasury shares. Following the above purchase, Reed Elsevier PLC holds 4,525,000 Reed Elsevier PLC ordinary shares in treasury, and has 1,273,333,512 Reed Elsevier PLC ordinary shares in issue (excluding treasury shares).

Reed Elsevier NV announces that on 16 March 2006, it purchased 500,000 Reed Elsevier NV ordinary shares at a price of €11.6535 per share. The purchased shares will be held as treasury shares. Following the above purchase, Reed Elsevier NV holds 2,836,500 Reed Elsevier NV ordinary shares in treasury, and has 739,666,629 Reed Elsevier NV ordinary shares in issue (excluding treasury shares).